FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 20, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated February 20, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: February 20, 2004

Exhibit 1.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")

6th Floor, 1199 West Hastings Street

Vancouver, BC   V6E 3T5

2.  Date of Material Change:

February 20, 2004

3.  News Releases:

  News releases were disseminated via Vancouver Stockwatch and Bay Street News Publishing.

4.  Summary of Material Changes:

Lucky 1 Enterprises Inc. (the “Company or “Lucky”) is pleased to announce that further to the Company’s News Releases dated January 20, 2004 and February 12, 2004, Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, has received final approval from the TSX Venture Exchange in respect to these Private Placement Financing Agreements.

As a result, the Company has acquired for investment purposes 1,250,000 common shares of Las Vegas at a price of Canadian $0.32 per common share and 2,750,000 common shares of Las Vegas at a price of Canadian $0.30 per common share.  The 4,000,000 shares of Las Vegas have been issued to Lucky which have a hold period expiring June 20, 2004.  The Company may in the future either increase or decrease its investment in Las Vegas.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this20th day of February, 2004.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

_______________________

President

c.c.:    Quebec Securities Commission

Attention:  Continuous Disclosure

Alberta Securities Commission

Attention:  Continuous Disclosure

U.S. Securities & Exchange Commission

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

Schedule “A”

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

February 20, 2004

Lucky 1 Enterprises Inc. (the “Company or “Lucky”) is pleased to announce that further to the Company’s News Releases dated January 20, 2004 and February 12, 2004, Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, has received final approval from the TSX Venture Exchange in respect to these Private Placement Financing Agreements.

As a result, the Company has acquired for investment purposes 1,250,000 common shares of Las Vegas at a price of Canadian $0.32 per common share and 2,750,000 common shares of Las Vegas at a price of Canadian $0.30 per common share.  The 4,000,000 shares of Las Vegas have been issued to Lucky which have a hold period expiring June 20, 2004.  The Company may in the future either increase or decrease its investment in Las Vegas.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147

1460 – 701 West Georgia Street

Vancouver, BC, Canada   V7Y 1C6

Tel: (604) 681-1519

Fax: (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net